Exhibit 17.1

Mr. Daniel B. Silvers
250 West 57th Street, Suite 2223
New York, NY 10107

July 6, 2017

The Board of Directors
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

Ladies and Gentlemen:

On June 9, 2017 the board of directors of Ashford Hospitality Prime, Inc. instituted changes to the Company’s Corporate Governance Guidelines that, among other things, require all directors to enter into a contractual arrangement with the corporation. As you know, I objected to and voted against those changes for reasons that we have discussed.

On July 5, 2017 I received a letter from Chairman Monty Bennett and Lead Independent Director Curtis McWilliams stating that I am in violation of the corporation’s policies as a result of my not executing this agreement. The letter also contained incorrect assertions regarding this matter.

I hereby resign as a Director of Ashford Hospitality Prime, Inc. effective immediately.

Sincerely,

/s/ Daniel Silvers
Daniel Silvers

cc:	Richard J. Stockton David A. Brooks